Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ichor Holdings, Ltd:

We consent to the incorporation by reference in the registration statement (No. 333-215984) on Form S-8 of Ichor Holdings, Ltd. and its subsidiaries (the “Company”) of our report dated March 28, 2017, with respect to the consolidated balance sheets of Ichor Holdings, Ltd. and its subsidiaries as of December 30, 2016 and December 25, 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 30, 2016, which report appears in the December 30, 2016 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Portland, Oregon

March 28, 2017